February 17, 2021

Mr. David Manion

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Chesapeake Investment Trust (the “Trust”) – File Nos. 811-07324, 033-53800

Dear Mr. Manion:

You recently provided a comment relating to the Securities and Exchange Commission’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the Form N-CEN filing for the Trust’s fiscal year ended October 31, 2020. This letter responds to the comment provided. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below to such comment.

Comment Pertaining to the Filing of FORM N-CEN

1.	Comment: The internal control report from the auditor is for the Trust’s fiscal year ended October 31, 2019 rather than October 31, 2020. Pursuant to Part G(1)(a)(iii), please file an amended Form N-CEN to include the independent public accountant’s report on internal controls for the fiscal year ended October 31, 2020.

Response: On February 16, 2021 the Trust filed the amended Form N-CEN with the inclusion of the internal control report of the auditor for the Trust’s fiscal year ended October 31, 2020.

If you have any questions or would like further information, please contact me at (513) 587-3433.

Sincerely,

/s/ Benjamin V. Mollozzi

Benjamin V. Mollozzi
Secretary of the Trust